Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

("Randgold Resources" or the "Company")

Jersey, Channel Islands, 18 March 2016

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Randgold Resources Limited
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	☐
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☒
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☒
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	15 March, 2016
6. Date on which issuer notified:	17 March, 2016
7. Threshold(s) that is/are crossed or reached: vi, vii	Financial Instruments holding for BlackRock, Inc. has gone above 10%
8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights [x]
Direct	Direct xi	Indirect xii	Direct	Indirect
GB00B01C3S32	6,912,110	6,912,110	N/A	N/A	5,341,928	N/A	5.71%
B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Securities Lending	3,112,856	3.32%
American Depository Receipt	8,178,493	8.74%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD	364	Nominal	Delta
0.00%	0.00%
Total (A+B+C)
Number of voting rights	Percentage of voting rights
16,633,641	17.79%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited	2.22%	8.49%	10.71%

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	Gareth Slade
15. Contact telephone number:	020 7743 3650

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com